UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

September 7, 2018

Commission File Number: 1-37611

Pyxis Tankers Inc.

59 K. Karamanli Street

Maroussi 15125 Greece

+30 210 638 0200

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	[X]	Form 40-F	[ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

This Report of Foreign Private Issuer on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-3 (File No. 333-222160) filed with the U.S. Securities and Exchange Commission on December 19, 2017 and Form F-3 (File No. 333-222848) filed with the U.S. Securities and Exchange Commission on February 2, 2018.

NASDAQ Deficiency Notice

We received a deficiency notice from The NASDAQ Stock Market, Inc., on September 6, 2018 stating that, for a period of 30 consecutive business days, our shares closed below the minimum bid price of $1.00 per share as required for continued listing on The NASDAQ Capital Market. In accordance with the notice, we will have until March 5, 2019, or 180 calendar days from the date of the notice, to regain compliance with the exchange’s continued listing requirements regarding the minimum closing bid price rule (Marketplace Rule 5550(a)(2)).

If we are unable to demonstrate compliance with these continued listing requirements on or before March 5, 2019, we may be eligible for additional time to regain compliance with the exchange’s continued listing requirements. To qualify, we will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of our intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary. If we meet these requirements, the NASDAQ staff will inform us that we have been granted an additional 180 calendar days. However, if it appears to the NASDAQ Staff that we will not be able to cure the deficiency, or if we are otherwise not eligible, the NASDAQ Staff will provide notice that our shares will be subject to delisting. At that time, we would also be permitted to appeal the delisting determination to a hearing panel. If at any time before March 5, 2019, the closing bid price of our shares is at least $1.00 per share for a minimum of 10 consecutive business days, the NASDAQ staff will provide written confirmation that we are in compliance with the minimum closing bid price requirements and the matter will be closed.

We are currently reviewing options to meet the requirements for continued listing on The NASDAQ Capital Market. This notice will have no effect on the operations of our business, and we will take all reasonable measures to regain compliance with the exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PYXIS TANKERS INC.

By:	/s/ Henry Williams
Name:	Henry Williams
Title:	Chief Financial Officer

Date: September 7, 2018